February 2016
Pricing Sheet dated February 11, 2016 relating to
Preliminary Terms No. 807 dated February 10, 2016
Registration Statement No. 333-200365
Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. and International Equities

Market-Linked Notes due February 16, 2022

Based on the Value of a Weighted Basket composed of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF

PRICING TERMS – FEBRUARY 11, 2016
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$5,000,000
Pricing date:	February 11, 2016
Original issue date:	February 17, 2016 (3 business days after the pricing date)
Maturity date:	February 16, 2022
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial basket component value	Multiplier
	The S&P 500® Index (the “SPX Index”)	SPX	70%	1,829.08	0.038270606
	Shares of the iShares® MSCI Emerging Markets ETF (the “EEM Shares”)	EEM UP	30%	$28.82	1.040943789
	* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index and the EEM Shares, collectively, as the basket components, and to the EEM Shares as the underlying shares.
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than $10 per note or greater than the maximum payment at maturity. Because the participation rate is less than 100%, you will not participate fully in any appreciation of the basket.

Supplemental redemption amount:	(i) $10 times (ii) the average basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $10 per note
Participation rate:	72%
Maximum payment at maturity:	$20 per note (200% of the stated principal amount)
Average basket closing value:	The arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.
Average basket percent change:	(average basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.360 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per note	$10	$0.30(1)
		$0.05(2)	$9.65
Total	$5,000,000	$175,000	$4,825,000

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, and S&P Dow Jones Indices LLC makes no representation regarding the advisability of investing in the notes.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Preliminary Terms No. 807 dated February 10, 2016

Prospectus Supplement dated November 19, 2014	Index Supplement dated November 19, 2014

Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Market-Linked Notes due February 16, 2022

Based on the Value of a Weighted Basket composed of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF

Terms continued from previous page:
Initial basket value:	The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial basket component value of each basket component and (ii) the multiplier for such basket component.
Basket closing value:	On any determination date, the sum of the products of (i) the basket component closing value for each basket component on such date, and (ii) the multiplier for such basket component
Basket component closing value:

On any day, the basket component closing value for each basket component shall be:

(i) in the case of the SPX Index, the index closing value of the SPX Index on such day; and

(ii) in the case of the EEM Shares, the closing price of the EEM Shares on such day times the adjustment factor on such day.

Multiplier:	The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Adjustment factor:	With respect to the EEM Shares, 1.0, subject to adjustment in the event of certain events affecting the underlying shares. See “Additional Information About the Notes—Antidilution adjustments” below.
Determination dates:	Each day that is a scheduled index business day and a scheduled trading day during the 3-month period from and including November 11, 2021 to and including the final determination date. The determination dates are subject to postponement for non-index business days, non-trading days and certain market disruption events. See “Additional Information About the Notes—Postponement of determination dates” below.
Final determination date:	February 11, 2022, subject to postponement for non-index business days, non-trading days and certain market disruption events.
CUSIP:	61766A111
ISIN:	US61766A1117